SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 1-13163

A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Res-Care, Inc. Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

Financial Statements

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

December 31, 2008 and 2007

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator
Res-Care, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Res-Care, Inc. Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy & Bressler, LLP

Louisville, Kentucky
June 25, 2009

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS

Investments, at fair value	$17,061,182	$93,411,627
Participant loans	3,542,478	3,352,785

	20,603,660	96,764,412

Non-interest bearing cash	56,794,773	—

Receivables:
Employer’s contribution	653,146	517,281
Participants’ contribution	184,701	—

	837,847	517,281

Net assets available for benefits at fair value	78,236,280	97,281,693

Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	238,998

Net assets available for benefits	$78,236,280	$97,520,691

See accompanying independent auditor’s report and notes to financial statements

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Additions To Net Assets Attributed To:
Investment income from interest and dividends	$2,381,439

Contributions:
Employer	4,822,273
Participants’	9,321,889
Rollover	385,139
14,529,301

Total additions	16,910,740

Deductions From Net Assets Attributed To:
Net depreciation in fair value of investments	25,859,246
Benefits paid	9,686,472
Participant loan distributions	434,452
Administrative expenses	214,981

Total deductions	36,195,151

Net decrease	(19,284,411)

Net Assets Available For Benefits:

Beginning of year	97,520,691

End of year	$78,236,280

See accompanying independent auditor’s report and notes to financial statements.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A—DESCRIPTION OF PLAN

The following description of the Res-Care, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution participant-directed plan covering certain employees of Res-Care, Inc. and certain subsidiaries (the Company) who work 1,000 hours or more during a calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee and Recordkeeper — Orachard Trust Company, LLC (the trustee) served as trustee of the Plan and Great-West Retirement Services as recordkeeper through 2008.  Effective January 1, 2009, the Plan appointed Bank of America as trustee and recordkeeper.

Contributions — Each year, participants may contribute up to 25 percent of pretax annual compensation, up to a dollar limit, as defined in the Plan. The Company provides a discretionary contribution. Currently, the Company provides a safe-harbor matching contribution of 100 percent for the first 3 percent and 50 percent of the next 2 percent of base compensation that any non-highly compensated participant contributes to the Plan. A highly compensated participant (HCE) is any employee who is a 5 percent or greater shareholder in the Company at any time during the year or earned and received gross compensation from the Company in excess of the HCE compensation cap for the preceding Plan year ($105,000 for the 2008 Plan year). At the end of each Plan year, management of the Company decides the extent to which a matching contribution will be made for HCE’s, who may receive the same match percentage or a lesser percentage. During the first quarter of 2009, management determined that a matching contribution of $558,757 would be contributed for the HCE match for Plan year 2008. This amount is included in the Employer’s contribution receivable amount on the statement of net assets available for benefits.

Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. During 2008, such distributions contributed to the Plan approximated $385,000.

Participants are immediately vested in their contributions and the Company matching contributions plus actual earnings thereon.

Participants’ Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) investment earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008

NOTE A—DESCRIPTION OF PLAN—CONTINUED

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1 percent. Principal and interest are paid ratably through payroll deductions at each regular pay period.

Payment of Benefits — Upon termination of service, a participant may elect to receive a lump-sum amount in cash equal to the value of the participant’s vested interest in his or her account, or a direct rollover into another qualified plan. Benefits are also paid upon retirement, death or disability.

Forfeitures — Any forfeitures of terminated participants’ nonvested accounts are available to reduce the amount of employer matching contributions or used for payment of Plan expenses. For these purposes, all Trust Fund earnings and net gain or loss attributable to a forfeiture shall be treated as part of that forfeiture. During 2008, employer contributions recorded on the Statement of Changes in Net Assets Available for Benefits were reduced $60,014 and Plan expenses of $14,181 were paid by forfeitures. Forfeitures available to reduce future employer contributions are $3,340 as of December 31, 2008.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Following are the significant accounting policies followed by the Plan.

Basis of Presentation — The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

Adoption of New Accounting Standard — In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (SFAS 157), which defines fair value under U.S. generally accepted accounting principles, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements.  The January 1, 2008 adoption of SFAS 157 did not have any material impact on the Plan’s financial statements.

Valuation of Investments — The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits at December 31, 2007 presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. There were no investment contracts at December 31, 2008.

Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Administration of Plan Assets — Contributions are held and managed by the trustee, which invests cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the participant loans, which is reimbursed to the trustee through contributions as determined by the Company.

Payment of Benefits — Benefits are recorded when paid.

Risks and Uncertainties — The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. During the Plan year and subsequent to year-end, the credit and liquidity crises in the United States and throughout the global financial system have resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008

NOTE C—INVESTMENTS

The following table represents individual investments which exceed 5 percent of the Plan’s net assets available for benefits. In conjunction with the termination of the trustee agreement with Orchard Trust Company, LLC, all investments with the exception of those transferred in–kind to the successor trustee, Bank of America, were liquidated on December 31, 2008 and converted to non–interest bearing cash.

	December 31,
	2008	2007

Interest in common/collective trust fund (at contract value):
U.S. Bank Stable Asset Fund	$—	$18,220,135

Interest in registered investment companies (at fair value):
T. Rowe Price Mid Cap Growth Fund	9,190,904	15,236,218
T. Rowe Price Equity Income Fund	—	13,208,854
M F S Total Return Fund Class A	—	8,771,984
Federated G N M A Fund Institutional Service Shares	—	6,148,305
American Funds Euro Pacific Growth Fund Class A	—	6,091,385
First American Investment Funds Equity Index Class Y	—	5,959,222
American Funds Growth Fund of America Class A	—	5,711,743
Lord Abbott Small Cap Fund Class A	4,165,169	5,534,551

Common stock (at fair value):
Res-Care, Inc.	less than 5%	6,020,484

During 2008, the Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

Interest in common/collective trust fund:
U.S. Bank Stable Asset Fund	$804,633

Interest in registered investment companies:
American Funds EuroPacific Growth Fund Class A	(2,913,107)
American Funds Growth Fund of America Class A	(2,516,482)
Federated G N M A Fund Institutional Service Shares	114,687
First American Investment Funds Equity Index Class Y	(2,354,147)
Franklin Managed Trust Rising Dividends Fund	(829,989)
Lord Abbott Small Cap Fund Class A	(1,826,347)
M F S Total Return Fund Class A	(2,245,538)
T. Rowe Price Equity Income Fund	(5,245,772)
T. Rowe Price Mid Cap Growth Fund	(6,630,947)

Common stock:
Res-Care, Inc.	(2,216,237)

$(25,859,246)

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008

NOTE D—FAIR VALUE MEASUREMENT

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FAS 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1                                Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies (mutual funds): Valued at the net asset value (NAV) of shares held by the Plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008

NOTE D—FAIR VALUE MEASUREMENT—CONTINUED

Common/collective trust: Valued at net asset value of the fund reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$13,356,073	$—	$—	$13,356,073
Common stock	3,705,109	—	—	3,705,109
Participant loans	—	—	3,542,478	3,542,478

Total assets at fair value	$17,061,182	$—	$3,542,478	$20,603,660

Level 3 Assets
Year Ended December 31, 2008
Participant
loans
Balance, beginning of year	$3,352,785
Purchases, sales, issuances and settlements, net	189,693

Balance, end of year	$3,542,478

NOTE E—RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, Plan assets totaling $3,705,109 and $6,020,484, respectively, were invested in the common stock of Res-Care, Inc., a related party. During the year ended December 31, 2008, the Plan had purchases and sales of this investment of approximately $610,000 and $467,000, respectively. In addition, certain administrative functions are provided by the Company at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Company. These transactions qualify as party-in-interest transactions.

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008

NOTE F—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G—INCOME TAXES

A determination letter dated November 30, 2007 has been received from the Internal Revenue Service stating that the Plan and the related trust qualified under the Internal Revenue Code and, therefore, are exempt from Federal income taxes.

NOTE H—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$78,236,280	$97,520,691
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	238,998

Net assets available for benefits per the Form 5500	$78,236,280	$97,281,693

The following is a reconciliation of net decrease per the financial statements to net loss per the Form 5500 for the year ended December 31, 2008:

Net decrease per the financial statements	$(19,284,411)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	238,998

Net loss per the Form 5500	$(19,045,413)

NOTE I—SUBSEQUENT EVENT

Effective January 1, 2009, the Plan appointed Bank of America as trustee and recordkeeper.  Plan assets totaling $77,398,433 were transferred from Orchard Trust Company, LLC to Bank of America on January 2, 2009.

SUPPLEMENTARY SCHEDULE

RES-CARE, INC.

RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 61-0875371        Plan: 002

December 31, 2008

	Identity of Issue, Borrower,		Current
(a)	Lessor, or Similar Party (b)	Description of investment (c)	Value (e)

	Orchard Trust Company, LLC	T. Rowe Price Mid Cap Growth Fund – 285,078 shares	$9,190,904
	Orchard Trust Company, LLC	Lord Abbett Small Cap Value Fund Class A – 217,162 shares	4,165,169
*	Orchard Trust Company, LLC	Res-Care, Inc. Common Stock Fund – 101,519 shares	3,705,109
	Orchard Trust Company, LLC	Non-interest bearing cash	56,794,773
*	Participant Loans	Interest rates 5% - 9.5% per annum, various maturities	3,542,478

			$77,398,433

* Denotes party-in-interest

Cost information (column (d)) is not required due to Plan being participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RES-CARE, INC.

	By:	/s/ Ralph G. Gronefeld, Jr.
Ralph G. Gronefeld, Jr.
President and Chief Executive Officer

	By:	/s/ David W. Miles
David W. Miles
Executive Vice President and
Chief Financial Officer

Date: June 29, 2009

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm